United States securities and exchange commission logo





                             July 7, 2021

       John Kao
       Chief Executive Officer
       Alignment Healthcare, Inc.
       1100 W. Town and Country Road
       Suite 1600
       Orange, California 92868

                                                        Re: Alignment
Healthcare, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 1,
2021
                                                            File No. 377-05125

       Dear Mr. Kao:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance